Exhibit 99.113

Number: BC1146327 CERTIFICATE OF CHANGE OF NAME BUSINESS CORPORATIONS ACT I Hereby Certify that PROTECH HOME MEDICAL CORP. changed its name to QUIPT HOME MEDICAL CORP. on May 13, 2021 at 12:01 AM Pacific Time. Issued under my hand at Victoria, British Columbia On May 13, 2021 CAROL PREST Registrar of Companies Province of British Columbia Canada ELECTRONIC CERTIFICATE